

Oz Saferooms Technologies, Inc.
(the "Company")
An Oklahoma Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Oz Saferooms Technologies, Inc. Management

We have reviewed the accompanying financial statements of Oz Saferooms Technologies, Inc.. (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital LLC

Tamarac, FL
May 10, 2025

3

OZ SAFEROOMS TECHNOLOGIES, INC.
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

As of December 31,		2024	2023
ASSETS			
Current Assets:			
Cash & cash equivalents	$	132,795	153,311
Inventory		149,816	149,816
Other Current Assets		34,091	29,446
Total Current Assets		316,702	332,573
Non-Current Assets:			
Fixed Assets - net		1,764,800	1,120,655
Real Estate Deposit		-	282,295
Other Non-Current Assets		-	74,415
Total Non-Current Assets		1,764,800	1,477,365
TOTAL ASSETS	$	2,081,502	1,809,938
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	108,063	77,890
Due to Related Party		-	13,500
Notes Payable-Current Portion		62,402	36,468
Other Current Liabilities		50,889	26,630
Total Current Liabilities		221,354	154,488
Non-Current Liabilities:			
Notes Payable	$	629,286	393,518
Total Non-Current Liabilities		629,286	393,518
TOTAL LIABILITIES		850,640	548,006
SHAREHOLDERS' EQUITY			
Common Stock	$	3,560	3,560
Preferred Stock		5	5
Additional Paid-in Capital		5,580,451	5,580,451
Accumulated Deficit		(4,353,155)	(4,322,083)
TOTAL SHAREHOLDERS' EQUITY		1,230,861	1,261,933
TOTAL LIABILITIES AND EQUITY	$	2,081,502	1,809,938

See Accompanying Notes to these Unaudited Financial Statements

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OZ SAFEROOMS TECHNOLOGIES, INC.
STATEMENT OF OPERATIONS

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As of December 31,		2024	2023
Revenues			
Sales	$	2,132,315	1,608,734
Cost of Goods Sold		1,637,561	1,276,786
Gross Profit		494,754	331,948
Operating Expenses			
Advertising & Marketing	$	18,124	8,538
Payroll & Contractors		197,815	152,432
Taxes & Licenses		13,203	14,005
Depreciation Expense		7,298	4,525
General and Administrative		243,930	188,631
Total Operating Expenses		**480,370**	**368,131**
Total Income (Loss) from Operations	$	**14,384**	**(36,183)**
Other Income (Expense)			
Interest Income	$	148	13
Interest Expense		(45,603)	(36,522)
Total Other Income (Expense)		**(45,455)**	**(36,509)**
Net (Loss)	$	**(31,071)**	**(72,692)**


See Accompanying Notes to these Unaudited Financial Statements

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OZ SAFEROOMS TECHNOLOGIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | Series A Preferred Stock | | APIC | Accumulated | Total Shareholders' |
	# of Shares	$ Amount	# of Shares	$ Amount	$ Amount	Deficit	Equity
Beginning balance at 12/31/2022	7,120,300	3,560	9,500	5	5,580,451	(4,249,390)	1,334,626
Issuance of Common Stock	-	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Net income (loss)						(72,692)	(72,692)
Ending balance at 12/31/23	7,120,300	3,560	9,500	5	5,580,451	(4,322,084)	1,261,932
Issuance of Common Stock	-	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(31,071)	(31,071)
Ending balance at 12/31/24	7,120,300	3,560	9,500	5	5,580,451	(4,353,154)	1,230,862

See Accompanying Notes to these Unaudited Financial Statements

OZ SAFEROOMS TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS

As of December 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(31,071)	(72,692)
Adjustments to reconcile Net Loss to Net Cash provided by operations:			
Depreciation Expense		68,342	49,703
(Increase) Decrease in:			
Inventory		-	59,925
Other Current Assets		(4,645)	(1,238)
Increase (Decrease) in:			
Accounts Payable		30,173	20,083
Other Current Liabilities		24,259	(4,781)
Net Cash provided by Operating Activities		87,058	51,000
INVESTING ACTIVITIES			
Purchase of Fixed Assets	$	(712,486)	(1,729)
(Increase) Decrease in Real Estate Deposit		282,295	(25,000)
Decrease in Other Non-Current Assets		74,415	-
Net Cash used in Investing Activities		(355,776)	(26,729)
FINANCING ACTIVITIES			
Proceeds from Notes Payable, net of payments	$	261,702	68,259
Payments to Related Party		(13,500)	-
Net Cash provided by Financing Activities		248,202	68,259
Cash at the beginning of period		153,311	60,781
Net Cash increase (decrease) for period		(20,516)	92,530
Cash at end of period	$	132,795	153,311

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Oz Saferooms Technologies, Inc. ("OZ") is an Oklahoma corporation formed in October 2010, with headquarters located in Del City, Oklahoma. The Company designs and manufactures above-ground emergency shelters known as saferooms using a proprietary construction technique that delivers maximum protection against tornadoes, hurricanes, and other extreme weather events. The Company's saferooms are the only structures currently on the market that meet the National Performance Criteria for Tornado Shelters as established by the Federal Emergency Management Agency (FEMA).

The Company generates revenue through the construction and sale of both custom-built and prefabricated saferooms. These are either poured in place directly on a customer's property or fabricated in the Company's Del City facility and delivered using a specialized step-down big rig equipped with a knuckle crane for precise placement. In recent years, the Company has expanded its operations to serve out-of-state customers, offering prefabricated units that are shipped via third-party logistics providers for local installation by the buyer.

The Company's primary customers are residential homeowners and business owners located in tornado-prone regions of the United States.

The Company has gradually broadened its operational footprint while maintaining focus on its original mission of providing reliable, code-compliant shelter solutions. To support continued growth and expansion of market reach, the company plans to conduct a Regulation Crowdfunding campaign in 2025.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $132,795 and $153,311 in cash as of December 31, 2024 and December 31, 2023, respectively.

<u>Inventory</u>

Inventory consists of manufacturing costs incurred in connection with the Company's prefabricated saferoom units. Inventory is stated at the lower of cost or net realizable value, in accordance with U.S. GAAP. As of December 31, 2024, and December 31, 2023, inventory was $149,816. The inventory balance remained unchanged during the year, as all units sold were constructed on customer premises and recognized as revenue upon completion and delivery. The reported inventory balance pertains solely to prefabricated saferoom units.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	2024	2023
Building	39	731,808	217,393
Building Improvements	39	871,313	866,413
Vehicles	5-7	398,107	335,607
Office Furniture & Equipment	5-7	29,537	29,537
Machinery & Equipment	5-7	414,138	399,466
Land	-	458,600	348,600
Less Accumulated Depreciation		(1,138,702)	(1,076,360)
Totals		**1,764,800**	**1,120,655**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by manufacturing and delivering prefabricated saferoom units and constructing custom saferooms on customers' premises. Its primary performance obligation is to deliver or install saferooms according to customer specifications. Revenue is recognized at a point in time which is either upon delivery of a prefabricated unit or completion of installation, when control transfers to the customer. Customers typically pay in full upon completion or delivery.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>Payroll and Contractors</u>

Payroll and contractors include salaried employees and contracted workers involved in the production, delivery, installation of saferooms, and administrative functions such as management, finance, and customer support.

<u>General and Administrative</u>

General and administrative expenses consist of office supplies, utilities, insurance, professional services, and other administrative functions.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Oklahoma. The Company has incurred cumulative losses of $4.3 million since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

For the year ended December 31, 2024, the Company incurred a net taxable loss of $60,994, as reported on its 2024 income tax return. As of December 31, 2024, the Company had approximately $4,312,334 in net operating loss (NOL) carryforwards available to offset future taxable income. The NOL carryforwards may be subject to limitations under applicable tax regulations.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company settled its total outstanding liability of $13,500, as disclosed in Note 5, to its executives: Andrew P. Zagorski (CEO) and James Caruso (VP) during 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Due to Related Party:

The Company received funds in prior years from its two executives, Andrew P. Zagorski (CEO) and James Caruso (VP) to support its operations. These advances were non-interest bearing and payable on demand. As of December 31, 2023, the remaining balance of the payable was $13,500 which was fully settled during 2024. See Note 3.

Loan Payable:

The Company has entered into several financing arrangements with external parties, namely Sooner State Bank and Timber Investors LLC, to support its operational and capital requirements. The details of each loan are as follows:

To finance a truck used in operations, the Company entered into a loan agreement with Sooner State Bank on May 25, 2021. The principal was $70,000, with an interest rate of 4.14%. The loan matures in 2026.

On January 20, 2023, the Company entered into a promissory note with Sooner State Bank with a principal of $413,620. The loan bears interest at 7.5%, requires monthly payments of $4,250, and matures on January 15, 2028.

On February 5, 2024, the Company executed a mortgage for the remaining balance due on a building purchased from Timber Investors LLC. The principal was $267,000, with an interest rate of 3.0%. Monthly payments are $1,750, and the loan matures on February 5, 2040.

To finance an additional vehicle used in operations, the Company entered into a loan agreement with Sooner State Bank on May 9, 2024. The loan bears interest at 8.5%, requires monthly payments of $1,200, and matures in 2028.

The table below presents the outstanding balances of the Company's loans as of December 31, 2024 and 2023, together with scheduled maturities over the next five years:

Current & Non-Current for 2024

	Sooner State Bank Note (8208500)	Sooner State Bank Truck Loan (8063200)	Real Estate Mortgage	Sooner State Bank Vehicle Loan (8304600)	Grand Total
Current	23,866	13,642	13,537	11,357	62,402
Non-Current	349,094	9,094	241,531	29,566	629,286
	372,960	22,736	255,068	40,924	691,688

Current & Non-Current for 2023

	Sooner State Bank Note (8208500)	Sooner State Bank Truck Loan (8063200)	Due to Related Parties	Grand Total
Current	22,147	14,321	13,500	49,968
Non-Current	370,782	22,736	-	393,518
	392,929	37,057	13,500	443,486

5 Year Debt Maturities

2025	62,402
2026	61,123
2027	55,542
2028	314,222
2029	15,260
2030 and Beyond	183,139
Totals	691,688

NOTE 6 – EQUITY

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0005 per share. As of December 31, 2023 and 2024, 7,120,300 shares were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 9,500 shares of Series A preferred stock with a par value of $0.0005 per share. As of December 31, 2023 and 2024, all 9,500 shares were issued and outstanding.

Voting: Preferred shareholders have voting rights equal to 1,000 votes per share of Series A preferred stock, equivalent to one thousand shares of common stock per preferred share.

Dividends: The holders of the Series A preferred stock are not entitled to receive dividends.

Liquidation preference: In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Series A preferred stock are not entitled to receive any distribution of net assets before any amount is paid to the holders of common stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 10, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.